SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM AND PEQUIVEN ANNOUNCE THE CREATION OF COMPANIES TO
INSTALL PETROCHEMICAL PROJECTS IN VENEZUELA

Definition of shareholders’ agreement and feedstock supply agreement allowed for the creation of the most competitive petrochemical project in the Americas

São Paulo, Brazil, December 13, 2007 - BRASKEM (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest Brazilian industrial company owned by the private sector, announces, in partnership with Pequiven, the creation of two companies to install in Venezuela the most modern and competitive integrated petrochemical project in the Americas, at the Jose Petrochemical Complex. The formal announcement of the creation of Propilsur and Polimerica is being made today, December 13, in Caracas during a meeting held between the president of Venezuela, Hugo Chávez, and the president of Brazil, Luiz Inácio Lula da Silva.

The initiative marks an important milestone in the partnership between Braskem and Pequiven to install two petrochemical projects that boast competitiveness levels on par with the best projects in the world with total investment of approximately US$ 3.5 billion. This is also a decisive step by Braskem in its internationalization strategy, with the goal of becoming one of the ten largest global petrochemical companies.

Prolipropileno del Sur, S.A. - Propilsur will be responsible for the construction of a polypropylene plant with capacity of 450,000 t/year combined to a propane dehydrogenation unit, providing the project with greater integration and operational flexibility. In light of this new scope, the total investment in the project is estimated at approximately US$ 900 million. The operational startup of Propilsur is expected for the second half of 2010.

Polietilenos de America, S.A. - Polimerica will be responsible for the construction of an ethane cracker with natural gas as feedstock, with ethylene production capacity of 1.3 million t/year, combined with the production of 1.1 million t/year of polyethylene, which will be produced in three industrial plants – high density polyethylene, low density polyethylene and low linear density polyethylene, with estimated cost of US$2.6 billion and operational startup scheduled for the second half of 2012.

Based on the shareholders’ agreement signed today, the companies will be equally controlled by Braskem and Pequiven and will be based on modern corporate governance practices, ensuring equal rights for partners in the management and equal representation in the Board of Directors, where decisions will be taken based on the shareholders consensus.

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Venezuela has one of the largest reserves of oil and natural gas on the planet, offering important competitive advantages for the development of petrochemical projects. In addition to access to feedstock at competitive conditions, the two projects combine global scale and the latest technology, resulting in lower production costs and more attractive returns. The new units will serve the Venezuelan market and the export markets of USA, Europe and South America’s west coast.

The hired financial advisor has already started contacting multilateral organizations, export credit agencies, development banks and private banks for structuring financing for 70% of the total investment through project finance and the remaining 30% through transfers in equal proportions by the partners.

The shareholders’ agreements and the creation of the new companies will soon be submitted to the appreciation of Braskem’s Board of Directors. The terms set forth by the shareholders meet the criteria of global scale, latest technology and access to competitive feedstock, which allows ranking the companies in the first quartile of the global petrochemical industry production cost.

“The shareholders’ agreements, which include the basis for the supply of feedstocks, represent a fundamental milestone in the implementation of one of the most competitive projects in the global petrochemical industry, and also, an important step in Braskem’s strategy of becoming one of the 10 main petrochemical companies worldwide”, said José Carlos Grubisich, the Company’s CEO. “These projects represent a decisive step to enhance Braskem’s competitiveness.”

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the third largest Brazilian industrial company owned by the private sector. The company operates 18 manufacturing plants located throughout Brazil, and has an annual production capacity of more than 10 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the perations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

For further information visit our website at www.braskem.com.br/ri or contact the IR team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (+55 11) 3576 9178	Phone: (+55 11) 3576 9744	Phone: (+55 11) 3576 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.